

Mail Stop 3561

August 20, 2009

<u>Via U.S. Mail and facsimile</u>

Antonis Kandylidis
Chief Executive Officer and interim Chief Financial Officer
Oceanfreight Inc.
80 Kifissias Avenue
GR-151 25 Amaroussion
Athens, Greece

> **Re:** **Oceanfreight Inc.**
> **Registration Statement on Form F-3**
> **Filed July 24, 2009**
> **File No. 333-160784**

Dear Mr. Kandylidis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement</u>

<u>Risk Factors, page 9</u>

1. Include a risk factor to disclose the dilution risk associated with this offering and

possible future offerings, including quantitative disclosure regarding the dilution that will occur in the event that the selling shareholder sells all of its common shares.

Plan of Distribution, page 19

2. Please revise to identify YA Global as an underwriter.

Exhibit 5.1

3. Please revise the assumption in romanette (i) in the third paragraph on page 1 to make clear that it does not apply to the guarantors. Counsel's opinion regarding the guarantees may not assume a legal conclusion that forms the basis thereof.

4. Refer to the opinion in paragraph number 1. Please provide an opinion that all equity securities being registered will be fully paid and non-assessable.

5. Because the common shares held by the selling security holders are already outstanding, please provide a separate opinion that they are duly authorized and validly issued.

6. Please file with the next amendment opinions of counsel dealing with the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than New York or the Republic of the Marshall Islands.

Exhibit 8.1

7. We were unable to locate a discussion of material United States Federal income tax considerations in your Registration Statement, either under the caption "Risk Factors" or elsewhere. Please advise or revise the registration statement to clearly indentify each material tax consequence being opined upon, counsel's opinion as to each indentified tax item and the basis for counsel's opinion.

8. Refer to the forth paragraph. We note that you have elected to provide a short form tax opinion; however, counsel merely states that the risk factor section of the prospectus accurately states your views as to tax matters discussed therein. If you choose to retain the short form opinion, please clearly indicate that the disclosure regarding tax consequences expressed in the registration statement represents counsel's opinion and identify as counsel's opinion, within the registration statement, those tax consequences that are material to the transaction.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal